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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.1)*

TRI CITY BANKSHARES CORPORATION
(Name of Issuer)
Common Stock, $1.00 Par Value
(Title of Class of Securities)
895364107
(CUSIP Number)
George A. Dionisopoulos
Foley & Lardner LLP
777 East Wisconsin Avenue
Milwaukee, WI 53202
(414) 271-2400
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 22, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240. 13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 895364107	13D	Page 2 of 5 Pages

1		NAMES OF REPORTING PERSON Agatha T. Ulrich Marital Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP Not Applicable	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) Not Applicable	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	7	SOLE VOTING POWER 46,881
BENEFICIALLY OWNED	8	SHARED VOTING POWER 0
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 46,881
PERSON WITH:	10	SHARED DISPOSITIVE POWER 0

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,881
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14		TYPE OF REPORTING PERSON OO

CUSIP No. 895364107	13D	Page 3 of 5 Pages

Item 1.	Security and Issuer.

        This statement relates to Common Stock, par value $1.00 per share, of Tri City Bankshares Corporation (the “Company”) with its principal executive office at 6400 South 27th Street, Oak Creek, Wisconsin 53154.

Item 2.	Identity and Background.

        This statement is being filed by the Agatha T. Ulrich Marital Trust (the “Trust”), organized under the laws of Wisconsin. The principal business address of the Trust is Foley & Lardner LLP, 777 East Wisconsin Avenue, Milwaukee, Wisconsin 53202.

        The three trustees of the Trust (currently, George A. Dionisopoulos, Kathleen L. McGarry and Ronald K. Puetz), acting by majority action, are vested with the exclusive right to sell, transfer or dispose of the shares held by the Trust and to vote such shares in their discretion on all matters on which such shares are entitled to vote.

Item 3.	Source and Amount of Funds or Other Consideration.

        The Trust is the beneficial owner of 46,881 shares of the Company’s Common Stock. The consideration for such shares, all of which were acquired by the Trust in the open market or through privately negotiated transactions, was paid from the other assets of the Trust.

Item 4.	Purpose of Transaction.

        The reporting person has no plans or proposals which relate to or would result in:

        (a)        The acquisition by any person of additional securities of the company, or the disposition of securities of the company;

        (b)        An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the company or any of its subsidiaries;

        (c)        A sale or transfer of a material amount of assets of the company or any of its subsidiaries;

        (d)        Any change in the present board of directors or management of the company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

        (e)        Any material change in the present capitalization or dividend policy of the company;

        (f)        Any other material change in the company’s business or corporate structure;

        (g)        Changes in the company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the company by any other person;

        (h)        Causing a class of securities of the company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

CUSIP No. 895364107	13D	Page 4 of 5 Pages

        (i)        A class of equity securities of the company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

        (j)        Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)	Amount of shares beneficially owned by the reporting person: 46,881

Percent of class: 0.5%

(b)	Number of shares as to which the reporting person has:

(i)	sole power to vote or to direct the vote: 46,881

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 46,881

(iv)	shared power to dispose or to direct the disposition of: 0

(c)	Transactions completed in the past 60 days or since the most recent filing on Schedule 13D:

On December 22, 2006, the trustees of the Trust transferred 1,500,000 shares of Common Stock from the Trust to Agatha T. Ulrich individually. No consideration was paid for the transfer of the shares to Mrs. Ulrich.

(d)	Not applicable.

(e)	Subsequent to the transfer of shares on December 22, 2006, the Trust ceased to be the beneficial owner of more than five percent of the Common Stock, and this is the Trust’s final report on Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings orRelationships with Respect to Securities of the Issuer.

None.

Item 7.	Materials to be Filed as Exhibits.

None.

CUSIP No. 895364107	13D	Page 5 of 5 Pages

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 21, 2008

AGATHA T. ULRICH MARITAL TRUST
By: /s/ George A. Dionisopoulos
George A. Dionisopoulos, as Trustee